A & J VENTURE CAPITAL GROUP, INC.
23890 Copper Hill Drive #206
 Valencia CA 91354

March 1, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.   20549

Attention: Jennifer Thompson, Branch Chief

           Re:               A & J Venture Capital Group, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010
Form 8-K Filed January 27, 2011
File No. 333-146441

Dear Ms. Thompson:

In response to your correspondence dated February 11, 2011 concerning the above-referenced filings, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, A & J Venture Capital Group, Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

A & J VENTURE CAPITAL GROUP, INC.

/s/ Antal Markus

Antal Markus, CEO